October 25, 2004

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Re:	Carrols Holdings Corporation

Registration Statement on Form S-1

File No. 333-116737 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Carrols Holdings Corporation (the “Company”), hereby applies for the withdrawal of the above referenced Registration Statement, together with all exhibits and amendments thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2004.

Due to current market conditions for public offerings, the Company has determined not to effect its initial public offering of enhanced yield securities or the related public offering of subordinated notes. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (315) 424-0513 ext. 333 or Wayne A. Wald, Esq. of Katten Muchin Zavis Rosenman at (212) 940-8508.

Sincerely,

/s/ Joseph A. Zirkman

Joseph A. Zirkman, Esq. Vice-President, General Counsel and Secretary